Exhibit 21

AMTECH SYSTEMS, INC. AND ITS SUBSIDIARIES
SUBSIDIARIES OF THE REGISTRANT

Tempress Systems, Inc. — Incorporated under the laws of the State of Texas.

P.R. Hoffman Machine Products, Inc. — Incorporated under the laws of the State of Arizona.

Bruce Technologies, Inc. — Incorporated under the laws of the State of Massachusetts.